UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Applied Materials, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-06920	94-1655526
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3050 Bowers Avenue P.O. Box 58039 Santa Clara, CA	95052-8039
(Address of principal executive offices)	(Zip Code)

Thomas F. Larkins Esq.

Applied Materials, Inc.

(408) 727-5555

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Applied Materials, Inc. for calendar year 2014 is filed as Exhibit 1.01 to this Form SD and is publicly available at www.appliedmaterials.com/company/corporate-responsibility/sustainability.

The content of any website referred to in this Form SD, including any exhibit hereto, is included for general information only and is not incorporated by reference herein.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

APPLIED MATERIALS, INC.

By:	/s/ Robert J. Halliday	Date: May 28, 2015
Robert J. Halliday
Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report

4